ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

January 5, 2010

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mellissa Campbell Duru

Re:	SEC Comment Received January 4, 2010

Pebbles Acquisition Sub, Inc. and Green Mountain Coffee Roasters, Inc.

Tender Offer Statement on Schedule TO, filed December 11, 2009

File No. 005-50105

Ladies and Gentlemen:

We are writing on behalf of Pebbles Acquisition Sub, Inc. (“Purchaser”) and Green Mountain Coffee Roasters, Inc. (“Parent”) in response to the oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on January 4, 2010 with respect to Purchaser’s and Parent’s Tender Offer Statement on Schedule TO filed with the Commission on December 11, 2009, as amended (the “Schedule TO”).

We have set forth below a written recitation of the Staff’s oral comment followed by the response of Purchaser and Parent. The response in this letter is provided on a supplemental basis, based on information provided by Purchaser and Parent to Ropes & Gray LLP. All capitalized terms used and not otherwise defined in this letter have the respective meanings set forth in the Schedule TO.

Purchaser and Parent also are filing an Amendment No. 6 to the Schedule TO (the “Amendment”) concurrently with the filing of this letter.

Schedule TO

Exhibit 99(A)(1)(I)-Offer to Purchase

Conditions of the Offer, page 50

1.	We note your letter dated December 28, 2009 asserts that the conditions set forth in paragraphs (ii), (iii) and (iv) are objectively verifiable based on these conditions being subject to the principles of construction under Delaware law. Please affirm that your interpretation of these conditions is subject to such principles of construction, and revise your disclosure accordingly.

Each of Purchaser and Parent affirms that its interpretation of the conditions set forth in paragraphs (ii), (iii) and (iv) is subject to the principles of construction under Delaware law, which governs the Merger Agreement. Purchaser and Parent have revised the disclosure as requested. Please see the Amendment.

If you have any questions regarding this letter or the Amendment, or if you require any further information, please contact the undersigned at (617) 951-7431.

Very truly yours,

/s/ Jane D. Goldstein
Jane D. Goldstein

cc:	Lawrence J. Blanford

Howard Malovany, Esq.